  EXHIBIT 99.5

VOX ROYALTY REPORTS Q2 2026 RESULTS

AND DECLARES QUARTERLY DIVIDEND

DENVER – August 12, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce its operating and financial results for the second quarter ended June 30, 2026. All amounts are presented in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “We are pleased to share these strong Q2 quarterly results and record first half results, which are in line with our increased 2026 guidance released in May, including record EPS of $0.60/share for the year-to-date. This quarter included two opportunistic divestments of capped assets, generating 14x and 2x returns over holding periods of 3 months and 9 months for the Federation royalty and i-80 offtake stream, respectively. As a result of record first half operating cash flow and these transactions, the Company recorded record cash on the balance sheet of $31.1 million. We also noted material organic developments within our portfolio during the quarter, such as the 20-year land access agreement at the Los Filos gold project and the anticipated ~400% life of mine production increase at the Bonikro gold mine. We look forward to providing further updates as our portfolio of streams and royalties advances alongside well-capitalized operators, complemented by a robust pipeline of accretive acquisition opportunities.”

Second Quarter 2026 Highlights

•

Net income of $17.0 million or $0.25/share (2Q 2025: net loss of $0.4 million or $0.01/share). Net income for the period includes a Revaluation Gain of $11.0 million on the portfolio of offtake streams (the “Portfolio”) that Vox acquired in September 2025, driven by the Los Filos community milestones and Bonikro mine life extension.

•	Record cash position at quarter end of $31.1 million and fully undrawn credit facility of $40 million (with an additional accordion of $35 million).
•	Record total assets at quarter end of $163.0 million compared to 123.4 million at the end of December 2025.
•	Royalty and net precious metal receipts[1] of $6.2 million (2Q 2025: $2.8 million).
	o	$4.6 million in net precious metal income (2Q 2025: $nil). The Company realized average net precious metal income margins of $83.26/oz1 on 54,999 ounces delivered for the period.
	o	$1.6 million from royalty revenue (2Q 2025: $2.8 million).
•	Gross profit generated of $4.1 million (2Q 2025: $1.7 million).
•	Income from operations of $7.6 million (2Q 2025: loss of $0.2 million).
•	Operating cash flows of $4.7 million (2Q 2025: $1.8 million).
•	Adjusted EBITDA[1] of $9.7 million or $0.14/share (Q2 2025: $1.1 million or $0.01/share).
•	Divested the capped Federation royalty for A$8 million in June 2026 after acquiring it for A$600,000 in February 2026.
•	Divested the capped i-80 offtake stream for $4.8 million in June 2026 after acquiring it for $2.7 million in September 2025.
•	Commodity mix breakdown: 83% gold and 17% other (predominantly copper and iron ore).

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and six months ended June 30, 2026, available on SEDAR+ (www.sedarplus.ca), the SEC’s website (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

First Half 2026 Highlights

•

Record net income of $41.5 million or $0.60/share (1H 2025: net loss of $0.7 million or $0.01/share). Net income for the period includes a Revaluation Gain of $27.5 million on the Portfolio that Vox acquired in September 2025. The Revaluation Gain results from:

o

Reforecasting of the estimated realized margin to be earned on the offtake-streaming portfolio for the remaining expected mine life. The estimated realized margin increased from $65.36/oz at December 31, 2025, to $74.74/oz at period end.

o

Bonikro mine life extension: In June 2026, Allied Gold Corporation (“Allied Gold”) announced a mine life extension at Bonikro, with an updated production plan extending mine life to 2036 (previously 2029) and supporting average annual production in excess of 120,000 ounces, an approximately 400% increase in life-of-mine production relative to the 2023 technical report. The mine life extension results in an additional fair value adjustment of $16.6 million.

o

Los Filos: In June 2026, Equinox announced it had secured 20-year land access agreements with the communities at the Los Filos Gold Mine. Equinox has initiated activities to support a gradual restart of heap leach operations. With the agreements in place, Equinox can commence a restart of the mine, which resulted, in management increasing the fair value of Los Filos by $3.9 million.

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•	Record royalty and net precious metal receipts[1] of $22.2 million (1H 2025: $5.4 million).
	o	$18.5 million in net precious metal income (1H 2025: $nil). The Company realized average net precious metal income margins of $139.44/oz1 on 132,292 ounces delivered for the period.
	o	$3.7 million from royalty revenue (1H 2025: $5.4 million).
•	Record gross profit generated of $15.7 million (1H 2025: $3.6 million).
•	Record income from operations of $14.7 million (1H 2025: $0.0 million).
•	Record operating cash flows of $19.9 million (1H 2025: $2.8 million).
•	Record cash flows generated from operating and investing activities of $30.0 million.
•	Record Adjusted EBITDA[1] of $22.4 million or $0.31/share (1H 2025: $2.1 million or $0.05/share).
•	Repaid the $6.7 million credit facility balance that was owing at the end of December 2025, leaving a fully undrawn credit facility at quarter end.
•	Commodity mix breakdown: 89% gold and 11% other (predominantly copper and iron ore).

2026 Outlook Guidance Reiterated

After increasing royalty and net precious metal receipts1 guidance in Q1, Vox reiterates 2026 guidance in the range of $32 million to $37 million (excluding the $10.4 million in proceeds from the divestment of the Federation royalty and i-80 offtake stream).

The Company anticipates that a greater proportion of royalty and net precious metal receipts1 for 2026 will be received in the first half of 2026 than the second half of 2026 due to a greater volume of gold deliveries being received in the first and second quarters.

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.015 per common share, to be paid on October 14, 2026, to shareholders of record as of the close of business on September 30, 2026.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on September 30, 2026. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 10 producing and 27 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

For more information, visit the Company’s website at: www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
ir@voxroyalty.com (720) 602-4223	ir@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate" "plans", "estimates" or "intends" or stating that certain actions, events or results " may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

___________________________________________

1.

Royalty and net precious metal receipts, average net precious metal income per ounce, adjusted EBITDA, and adjusted EBITDA per share, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this press release.

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The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in July 2026 and on any future date thereafter, development expectations at key growth assets during 2026 and beyond, expectations to realize royalty and net precious metal receipts1 from producing and development stage assets in the near-term, and royalty and net precious metal receipts1 expectations for fiscal year 2026. Achievement of the 2026 royalty and net precious metal receipts1 guidance stated in this press release is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the realized royalty and net precious metal receipts1 for 2026 will be in the range set forth above. In addition, management may or may not revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company's future results of operations may be adversely affected, and the Company's share price may decline.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Vox as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in Vox's annual information form for the financial year ended December 31, 2025 filed with Canadian securities regulators as well as: the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty, stream or other payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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Note Regarding Certain Measures of Performance

Non-GAAP Financial Measures

Royalty and net precious metal receipts

Royalty revenue and net precious metal receipts is a non-GAAP financial measure. Net precious metal income related to Vox’s offtake agreements is not IFRS 15 revenue and therefore would not be combined with royalty revenue under IFRS Accounting Standards. Income from net precious metal receipts represents the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, plus royalty revenue recognized during the period. Management uses the royalty revenue and net precious metal receipts to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as royalty revenue, investors may use the royalty revenue and net precious metal receipts to evaluate the results of the underlying business. Management believes that the royalty revenue and net precious metal receipts is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Royalty revenue and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Royalty revenue	1,574,791	2,765,145	3,743,878	5,445,339
Net precious metal income	4,579,174	-	18,446,690	-

Royalty revenue and net precious metal receipts	6,153,965	2,765,145	22,190,568	5,445,339

Average net precious metal income per ounce

Average net precious metal income per ounce is a non-GAAP financial metric, which is defined as net precious metal income related to Vox’s offtake agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, divided by the number of gold ounces sold during the period. Management uses the non-GAAP financial metric of average net precious metal income per ounce to evaluate the underlying operating performance of the Company for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use average net precious metal income per ounce to evaluate the results of the underlying business. Management believes that average net precious metal income per ounce is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Average net precious metal income per ounce is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net precious metal income	$4,579,174	-	$18,446,690	-
Gold ounces sold during the period	54,999	-	132,292	-

Average net precious metal income per ounce	$83.26/oz	-	$139.44/oz	-

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and adjusted EBITDA per share are non-GAAP financial measures, which excludes the following from net income and net income per share:

•	income tax expense;
•	interest and finance expenses;
•	depletion on royalties and depreciation-like charges;
•	amortization;
•	impairment charges, write-downs, and reversals, including expected credit losses; and
•	revaluation of streams and other interests.

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Management believes that adjusted EBITDA and adjusted EBITDA per share are valuable indicators of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA and adjusted EBITDA per share are also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, interest and finance costs, depletion on royalties and depreciation-like charges, and amortization, adjusted EBITDA and adjusted EBITDA per share also remove the effect of impairment charges, write-downs, and reversals, including expected credit losses, and revaluation of streams and other interests. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA and adjusted EBITDA per share are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA and adjusted EBITDA per share are not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA and adjusted EBITDA per share differently. The following table reconciles adjusted EBITDA and adjusted EBITDA per share to net income and net income per share, the most directly comparable IFRS Accounting Standards measure.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss)	17,040,858	(387,957)	41,523,844	(747,097)
Income tax expense	1,441,252	227,828	1,491,628	678,844
Interest and finance expenses	102,113	182,564	253,112	267,952
Depletion on royalties and depreciation-like charges	2,071,427	1,018,232	6,529,303	1,803,354
Amortization	45,938	45,885	91,876	91,770
Revaluation of streams and other interests	(10,990,966)	-	(27,523,940)	-

Adjusted EBITDA	9,710,622	1,086,552	22,365,823	2,094,823

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss) per share	0.25	(0.01)	0.60	(0.01)
Income tax expense	0.02	0.00	0.02	0.01
Interest and finance expenses	0.00	0.00	0.00	0.01
Depletion on royalties and depreciation-like charges	0.03	0.02	0.09	0.04
Amortization	0.00	0.00	0.00	0.00
Impairment charge	0.00	0.00	0.00	0.00
Revaluation of streams and other interests	(0.16)	0.00	(0.40)	0.00

Adjusted EBITDA per share	0.14	0.01	0.31	0.05

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